FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of March 2010

Commission File Number: 001-33751

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
(Translation of registrant’s name into English)
6TH Floor, Tower B, Xinnengyuan Building
Nanhai Road, Nashan District
Shenzhen, Guangdong Province 518054
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   ☑          Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   ☐           No   ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
Form 6-K

Page

Signature	3
Exhibit 99.1 — Press Release	4

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
By:	/s/ William Weili Dai
	Name:	William Weili Dai
	Title:	Chief Financial Officer

Date: March 5, 2010

Exhibit 99.1
China Nepstar Chain Drugstore Reports Fourth Quarter
and Fiscal Year 2009 Financial Results
— Same Store Sales Increased 10.5% in Q4, Continued Improving Operating Margin —
Shenzhen, China, March 3, 2010 — China Nepstar Chain Drugstore Ltd. (NYSE: NPD) (“Nepstar” or “the Company”), the largest retail drugstore chain in China based on the number of directly operated stores, today announced its unaudited financial results for the fourth quarter and the fiscal year ended December 31, 2009.
Fourth Quarter Financial Highlights
For the quarter ended December 31, 2009:

•	Same store sales grew 10.5% compared to the same period in 2008

•	Revenue increased 12.8% to RMB621 million (US$91 million) compared to RMB551 million in the fourth quarter of 2008 on an adjusted basis[1]

•	Operating income rose 13.0% to RMB42 million (US$6 million) compared to RMB37 million in the fourth quarter of 2008 on an adjusted basis

•	Net income was RMB43 million (US$6 million)

•	Net cash flow from operations was RMB31 million (US$4.5 million)
“Our strategy of enhancing product offerings and improving store operation efficiencies is working. Our fourth quarter was highlighted by the continued improvement in same store sales and a healthy recovery in new store openings,” commented Mr. Ian Wade, Chief Executive Officer of Nepstar. “As healthcare reform and economic development continued to progress and the size of middle class consumers continued to grow in China, we have seen an increased consumer spending on healthcare products. In the fourth quarter of 2009, we are pleased to see steady

[1]	Effective January 5, 2009, Nepstar terminated a voting rights agreement, which assigned 30% of the total voting rights of Yunnan JianZhiJia Chain Drugstore Co. Ltd. (“JZJ”) to Nepstar. As of December 31, 2008 JZJ had 355 drugstore outlets, all of which were located in Yunnan province. As a result, Nepstar no longer consolidated JZJ’s financials beginning in the first quarter of 2009, and the financial results of JZJ were accounted for under the equity method.

To facilitate comparability of figures between periods presented, certain financial information for 2008 is shown on an adjusted basis in this press release to reflect the accounting impact of the termination of the voting rights agreement as if it had been taken place in the beginning of the relevant period.

increases in our sales of prescription and over-the-counter (“OTC”) drugs listed on the Essential Drug List (“EDL”), as well as non-EDL pharmaceutical and nutritional products. Our customers continue to enjoy our selection of products, quality services and the convenience we bring.”
Fourth Quarter Results
During the fourth quarter of 2009, the Company opened 156 new stores and closed 14 stores. As of December 31, 2009, Nepstar had a total of 2,479 stores in operation.
Revenue for the fourth quarter of 2009 was RMB621 million (US$91 million), compared to RMB656 million for the same period in 2008, and RMB551 million for same period in 2008 on an adjusted basis.
For the fourth quarter of 2009, revenue contribution from prescription drugs was 27.0%, OTC drugs was 36.4%, nutritional supplements was 19.7%, traditional Chinese herbal products was 3.3% and other products was 13.6%. The higher contribution from sales of prescription drugs was mainly due to the surge of antibiotics sales related to the H1N1 epidemic.
Same store sales (for the 1,577 stores opened before December 31, 2007) for the fourth quarter of 2009 increased by 10.5% from the same period in 2008. The increase was mainly attributable to higher level of prescription and OTC drug sales related to the H1N1 epidemic. The increase was also attributable to the Company’s effective marketing campaigns, streamlining of store operations, further optimization of product mix, as well as the general recovery of the Chinese economy.
Nepstar’s portfolio of private label products included 1,524 products as of December 31, 2009. Sales of private label products represented approximately 28.7% of revenue and 43.4% of gross profit for the fourth quarter of 2009.
For the fourth quarter of 2009, gross profit was RMB298 million (US$44 million), compared to RMB299 million for the same period in 2008 and RMB272 million for the same period in 2008 on an adjusted basis. Gross margin for the fourth quarter of 2009 was 47.9% compared to 45.6% for the same period in 2008 and 49.4% for the same period in 2008 on an adjusted basis. The decrease in gross margin for the fourth quarter of 2009 compared with the same period in 2008 on an adjusted basis was mainly due to the expansion of the breadth of product offerings and price ranges to maintain competitiveness, and higher branded product sales associated with the H1N1 epidemic.
Sales, marketing and other operating expenses as a percentage of revenue for the fourth quarter of 2009 was 37.1%, compared to 36.2% for the same period in 2008 and 38.6% for the same period in 2008 on an adjusted basis. The decrease in sales, marketing and other operating expenses as a percentage of revenue for the fourth quarter of 2009 compared to the same period in 2008 on an adjusted basis was primarily due to the implementation of effective cost control measures, which resulted in a reduction of headcount, closure of non-performing stores and improved economies of scale.
General and administrative (G&A) expenses as a percentage of revenue for the fourth quarter of 2009 were 4.1%, compared to 3.6% for the same period in 2008 and 4.1% for the same period in 2008 on an adjusted basis.

As a result of the previously mentioned factors, operating income for the fourth quarter of 2009 increased to RMB42 million (US$6 million), compared to RMB38 million for the same period in 2008 and RMB37 million for the same period in 2008 on an adjusted basis. Operating margin improved from 6.1% in the third quarter to 6.7% for the fourth quarter of 2009, compared to 5.9% for the same period in 2008 and 6.7% for the same quarter of 2008 on an adjusted basis.
Interest income for the fourth quarter of 2009 was RMB15 million (US$2 million) compared to RMB27 million for the same period in 2008 both on an actual basis and on an adjusted basis. The decrease in interest income was primarily due to (i) the maturity of a majority of the held-to-maturity investment securities of which the proceeds were placed in bank deposits; (ii) a general decrease of interest rates for bank deposits; and (iii) lower cash balances as a result of the dividend payment of approximately RMB248 million (US$36 million) in May 2009 and a special dividend payment of approximately RMB1,034 million (US$151 million) in fourth quarter of 2009.
Other income in 2009 of RMB9 million (US$1 million) represented a gain on deconsolidation of Yunnan JianZhiJia Chain Drugstore Co. Ltd. (“JZJ”), which equaled to the excess of fair value of the Company’s 40% non-controlling interest in JZJ over its book value.
Nepstar’s effective tax rate was 35.3% for the fourth quarter of 2009, compared to 27.6% for the same period in 2008 and 27.7% on an adjusted basis. The increase in effective tax rate was primarily due to the deferred tax liability recognized for the excess of the accounting carrying amount over the tax basis of equity interest in JZJ, which amounted to RMB7 million (US$1 million) and accounted for 5.7% of the increase in effective tax rate. Excluding this effect, the effective tax rate was 29.6%, which was due to the relatively higher portion of Nepstar’s taxable profits being generated by subsidiaries subject to the PRC statutory tax rate, rather than the preferential rate.
Net income attributable to Nepstar’s ordinary shareholders for the fourth quarter of 2009 was RMB43 million (US$6 million), which represented RMB0.20 (US$0.03) basic and diluted earnings per ordinary share and RMB0.40 (US$0.06) basic and diluted earnings per American depositary share (“ADS”). This compares to net income of RMB46 million, which represented RMB0.22 basic and diluted earnings per ordinary share and RMB0.44 basic and diluted earnings per ADS for the same period in 2008. The total number of outstanding ordinary shares of the Company as of December 31, 2009 was 210 million. The weighted average number of ADSs for the fourth quarter of 2009 was 105 million. Each ADS represents two ordinary shares of the Company.
As of December 31, 2009, Nepstar’s total cash, cash equivalents and other bank deposits were RMB666 million (US$98 million), restricted cash was RMB765 million (US$112 million), held-to-maturity investment securities were RMB400 million (US$59 million) and total shareholders’ equity was RMB1,778 million (US$260 million). Short term loans stood at RMB470 million (US$69 million), which were the bank borrowings utilized to pay the special dividend, since some investment securities and fixed deposits had not yet matured. Bank deposits of RMB750 million were pledged to obtain the short-term bank loans and credit facilities. As of the date of this press release, the short term loans have been repaid and the restriction on the pledge bank deposits has been released. The net cash provided by operating activities during the fourth quarter of 2009 was RMB31 million (US$4.5 million).
Fiscal Year 2009 Financial Results
Total revenues for 2009 was RMB2,218 million (US$325 million) compared to RMB2,397 million for 2008, and RMB2,014 million for 2008 on an adjusted basis.

Same store sales (for stores opened before December 31, 2007) for 2009 increased by 2.6% compared to 2008. Since the second quarter of 2009, Nepstar undertook a series of measures to boost same stores sales, including expanding product offerings, adjusting price ranges, streamlining store operation and enhancing marketing campaigns. As a result, same store sales experienced a 3.8% increase in the third quarter, and a 10.5% increase in the fourth quarter, respectively.
In 2009, revenue contribution from prescription drugs was 23.2%, OTC drugs was 36.9%, nutritional supplements was 20.6%, herbal products was 3.6%, and other products was 15.7%.
In 2009, private label products accounted for 29.0% of total revenue and 43.3% of gross profit, respectively. This compares to 28.4% of revenue contribution and 40.6% of gross profit contribution by private label products in 2008 on an adjusted basis.
Gross profit was RMB1.1 billion (US$157 million) for 2009 compared to RMB1.1 billion for 2008 and RMB1.0 billion for 2008 on an adjusted basis. In 2009, gross margin was 48.4% compared to 47.5% in 2008, and 50.8% in 2008 on an adjusted basis. The decrease in gross margin for 2009 compared to 2008 on an adjusted basis was mainly due to the expansion of the breadth of product offerings and more proactive marketing approach to maintain competitiveness.
Income from operations was RMB110 million (US$16 million) for 2009 compared to RMB141 million for 2008, and RMB128 million for 2008 on an adjusted basis. Total operating expenses accounted for 43.5% of total revenue in 2009 as compared to 41.6% in 2008, and 44.4% in 2008 on an adjusted basis. This improvement was largely due to stringent cost control measurement, store efficiency enhancement, and closure of some non-performing stores. As a result, operating margin was improved from 2.6% in the first quarter of 2009, to 4.1% in the second quarter, 6.1% in the third quarter, and 6.7% in the fourth quarter.
Net income attributable to Nepstar’s ordinary shareholders was RMB140 million (US$21 million) for 2009 compared to RMB193 million for 2008. The Company reported RMB1.34 (US$0.20) basic earnings per ADS, and RMB1.32 (US$0.20) diluted earnings per ADS for 2009. This compares to RMB1.80 basic earnings per ADS and RMB1.76 diluted earnings per ADS for 2008. In comparison with 2008, Nepstar’s lower net income was mainly due to lower interest income, which was attributable to (i) the maturity of a majority of the held-to-maturity investment securities of which the proceeds were placed in bank deposits; (ii) a general decrease of interest rates for bank deposits; and (iii) lower cash balances as a result of the dividend payment of approximately RMB248 million (US$36 million) in May 2009 and special dividend payment of approximately RMB1,034 million (US$151 million) in fourth quarter of 2009.
On March 16, 2009, Nepstar declared a cash dividend of US$0.35 per ADS, or approximately RMB248 million. The cash dividend was paid in May 2009, to shareholders of record as of the close of business on April 16, 2009.
On August 24, 2009, Nepstar declared a special dividend of US$1.50 per ADS. In November and December 2009, approximately RMB1,034 million (US$151 million) was paid out to shareholders of record as of the close of business on September 25, 2009.
On March 2, 2010, the three independent directors of the Company voluntarily forfeited options to purchase an aggregate of 150,000 ordinary shares of the Company at an exercise price of US$8.10 per ordinary share (US$16.2 per ADS), which were granted in November 2007, and waived the right to certain payments from the Company, which provided for a minimum return from the exercise of such options. In exchange, the Company granted the independent directors an aggregate of 150,000 restricted ordinary shares, which vested immediately. In addition, 50,000 restricted ordinary shares of the Company subject to a vesting schedule were granted to an executive of the Company. The exchange and grants were conducted to provide additional incentive and retention value and was approved by the board of directors of the Company and its compensation committee.
Latest Developments and Business Outlook
In October 2009, Nepstar entered into a definitive agreement with Wenzhou Ren Ren Hao Chain Drugstore Ltd. (“Ren Ren Hao”) to acquire the operations of all of its eight drugstores in Wenzhou City. This acquisition represents China Nepstar’s first retail presence in Wenzhou, one of the most affluent markets in Zhejiang province in terms of consumption power. The eight Ren Ren Hao drugstores have an average store size of 250 square meters and are located in the city center or in prime locations in nearby major townships. The transaction was completed in February 2010 with the eight stores transferred to Nepstar.
In December 2009, Nepstar entered into a definitive agreement with Beijing Xiang Yun Kang Drugstore, to acquire all of its six drugstores in Beijing. This acquisition will be Nepstar’s second acquisition in Beijing. The six drugstores are all located in densely populated residential areas in Beijing. The transaction was completed in February 2010 with the six stores transferred to Nepstar.
Mr. Wade concluded, “In 2010, we will continue to focus on executing our strategy of improving store efficiencies and enhancing product offerings. Our close attention to same store sales, operating margin and free cash flow generation remains unchanged. We will be more active in opening and acquiring stores in areas where economic trends are favorable. With more smaller-sized competitors struggling with margin erosion as a result of healthcare reform in China, the consolidation of the fragmented drugstore industry is bound to accelerate. We believe Nepstar is well-positioned to capture opportunities brought by the evolving competition landscape.”
Conference Call Information
The Company will host a conference call, to be simultaneously Web cast, on Wednesday, March 3, 2010 at 8:00 a.m. Eastern Standard Time / 9:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1-877-407-9210 (North America) or +1-201-689-8049 (International) approximately five to ten minutes before the call start time. A live Web cast of the conference call will be available on the Nepstar Web site at http://www.nepstar.cn.
A replay of the call will be available through March 13, 2010 at 11:59 p.m. Eastern Standard Time or March 14, 2010 at 12:59 p.m. Beijing Time. An archived Web cast of the conference call will be available on the Nepstar Web site at http://www.nepstar.cn. Interested parties may access the replay by dialing +1-877-660-6853 (North America) or + 1-201-612-7415 (International) and entering account number 286 and conference ID number 344868.
About China Nepstar Chain Drugstore Ltd.
China Nepstar Chain Drugstore Ltd. (NYSE: NPD) is China’s largest retail drugstore chain based on the number of directly operated stores. As of December 31, 2009, the Company had 2,479 stores across 71 cities, one headquarter distribution center and 12 regional distribution centers in China. Nepstar uses directly operated stores, centralized procurement and a network of distribution centers to provide its customers with high-quality, professional and convenient pharmacy services and a wide variety of other merchandise, including OTC drugs, nutritional supplements, herbal products, personal care products, family care products, and convenience products including consumables. Nepstar’s strategy of centralized procurement, competitive pricing, customer loyalty programs and private label offerings has enabled it to capitalize on the robust economic growth in China and to take advantage of the demographic trend in China to achieve a strong brand and leading market position. For further information, please go to http://www.nepstar.cn.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s strategic operational plans and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
Exchange Rate Information
The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the certified exchange rate of US$1.00 = RMB6.8259 on December 31, 2009 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2009, or at any other date. The percentages stated are calculated based on RMB amounts.
Contacts
In China:
Lucia Qian
China Nepstar Chain Drugstore Ltd.
Vice President, IR
Phone: +86-755-2641-4065
Email: qianrt@nepstar.cn
In the United States:
Dixon Chen
Grayling
Investor Relations

Tel: +1-646-284-9403
Email: dixon.chen@grayling.com
Ivette Almeida
Grayling
Media Relations
Tel: +1-646-284-9455
Email: ivette.almeida@grayling.com
Tables follow

China Nepstar Chain Drugstore Ltd.
Unaudited Condensed Consolidated Statements of Operations
(amounts in thousands — except per-share data)

	Three-month period ended			Year ended
	December 31,			December 31,
	2008	2009	2009	2008	2009	2009
	RMB	RMB	USD	RMB	RMB	USD
Revenue	655,777	621,355	91,029	2,396,642	2,217,613	324,882
Cost of goods sold	(356,810)	(323,491)	(47,392)	(1,257,752)	(1,143,398)	(167,509)

Gross profit	298,967	297,864	43,637	1,138,890	1,074,215	157,373
Sales, marketing and other operating expenses	(237,142)	(230,521)	(33,772)	(898,019)	(858,072)	(125,708)
General and administrative expenses	(23,399)	(25,664)	(3,760)	(99,495)	(105,652)	(15,478)

Income from operations	38,426	41,679	6,105	141,376	110,491	16,187
Interest income	26,548	15,183	2,224	121,557	75,335	11,037
Interest expense	—	(2,507)	(367)	—	(2,507)	(367)
Dividend income from cost method investments	—	—	—	1,116	3,776	553
Equity in income of an equity method investee	—	2,410	353	—	5,128	751
Other income	—	8,927	1,308	113	8,927	1,308

Earnings before income tax expense	64,974	65,692	9,623	264,162	201,150	29,469
Income tax expense	(17,944)	(23,162)	(3,393)	(64,922)	(61,174)	(8,962)

Net income	47,030	42,530	6,230	199,240	139,976	20,507
Less: Net income attributable to noncontrolling interest	(896)	—	—	(6,494)	—	—

Net income attributable to China Nepstar Chain Drugstore Ltd. ordinary shareholders	46,134	42,530	6,230	192,746	139,976	20,507

Basic earnings per ordinary share	0.22	0.20	0.03	0.90	0.67	0.10

	Three-month period ended			Year ended
	December 31,			December 31,
	2008	2009	2009	2008	2009	2009
	RMB	RMB	USD	RMB	RMB	USD
Basic earnings per ADR	0.44	0.40	0.06	1.80	1.34	0.20
Diluted earnings per ordinary share	0.22	0.20	0.03	0.88	0.66	0.10
Diluted earnings per ADR	0.44	0.40	0.06	1.76	1.32	0.20

China Nepstar Chain Drugstore Ltd.
Unaudited Condensed Consolidated Balance Sheets
(amounts in thousands)

	As of	As of
	December 31,	December 31,
	2008	2009
	RMB	RMB	USD
ASSETS
Current assets
Cash, cash equivalents and other bank deposits	1,197,884	666,012	97,571
Restricted cash	—	765,000	112,074
Held-to-maturity investment securities	641,000	400,000	58,600
Accounts receivable, net of allowance for doubtful accounts	88,136	72,561	10,630
Prepayments for purchase of merchandise paid to related parties	70,306	38,102	5,582
Amounts due from related parties	7,244	7,306	1,070
Prepaid expenses, deposits and other current assets	178,354	144,154	21,119
Inventories	373,689	369,775	54,172
Deferred income taxes	15,863	6,907	1,012

Total current assets	2,572,476	2,469,817	361,830
Non-current assets
Long-term bank deposits	200,000	—	—
Held-to-maturity investment securities	400,000	—	—
Property and equipment, net	240,396	204,710	29,990
Deposits for purchases of properties paid to related parties	2,100	—	—
Rental deposits	28,873	38,557	5,649
Cost method investments	12,638	12,638	1,851
Equity method investment	—	29,343	4,299
Land use right	—	8,622	1,263

	As of	As of
	December 31,	December 31,
	2008	2009
	RMB	RMB	USD
Intangible assets, net	2,390	725	106
Goodwill	35,177	40,462	5,928
Deferred income taxes	4,723	2,914	427
Other non-current assets	—	12,788	1,874

Total non-current asset	926,297	350,759	51,387

Total Assets	3,498,773	2,820,576	413,217

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	—	470,000	68,855
Accounts payable	267,250	313,794	45,972
Amounts due to related parties	64,200	12,533	1,836
Accrued expenses and other payables	123,905	121,645	17,821
Income tax payable	35,344	38,599	5,655
Dividend payable	—	38,631	5,659

Total current liabilities	490,699	995,202	145,798
Non-current liabilities
Deferred income	14,992	27,002	3,956
Deferred income taxes	10,443	20,640	3,024

Total non-current liabilities	25,435	47,642	6,980

Total liabilities	516,134	1,042,844	152,778
Shareholders’ equity
Share capital	165	166	24
Additional paid-in capital	2,823,668	1,605,762	235,245
Accumulated other comprehensive loss	(38,009)	(38,485)	(5,638)
Retained earnings	173,650	210,289	30,808

Total China Nepstar Chain Drugstore Ltd. shareholders’ equity	2,959,474	1,777,732	260,439

	As of	As of
	December 31,	December 31,
	2008	2009
	RMB	RMB	USD
Non-controlling interest	23,165	—	—

Total shareholders’ equity	2,982,639	1,777,732	260,439

Total liabilities and shareholders’ equity	3,498,773	2,820,576	413,217

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
Unaudited Consolidated Cash Flow Information
(amounts in thousands)

	Three-month period ended			Year ended
	December 31,			December 31,
	2008	2009		2008	2009
	RMB	RMB	USD	RMB	RMB	USD
Cash flows provided by operating activities	46,027	30,742	4,504	66,269	295,280	43,258
Cash flows provided by/ (used in) investing activities	(959,832)	(18,802)	(2,750)	(1,671,009)	652,720	95,624
Cash flows used in financing activities	(79,267)	(562,611)	(82,423)	(206,955)	(814,891)	(119,381)

China Nepstar Chain Drugstore Ltd.
Key Financials Presented with Adjusted Comparisons
(amounts in thousands — except ratios)

	Three-month ended		Year ended
	December 31,		December 31,
	Adjusted 2008	2009	Adjusted 2008	2009
	RMB	RMB	RMB	RMB

Revenue	550,771	621,355	2,013,648	2,217,613
Gross profit	272,245	297,864	1,021,957	1,074,215
Gross margin	49.4%	47.9%	50.8%	48.4%
Income from operations	36,882	41,679	128,180	110,491
Operating margin	6.7%	6.7%	6.4%	5.0%
Interest income	26,536	15,183	121,527	75,335
Net income attributable to China Nepstar Chain Drugstore Ltd. ordinary shareholders	46,134	42,530	192,746	139,976
Net margin	8.4%	6.8%	9.6%	6.3%

	Adjusted
	As of	As of
	December 31 2008	December 31 2009
	RMB	RMB

Cash, cash equivalents and other bank deposits	1,190,873	666,012
Total held-to-maturity investment securities	1,041,000	400,000
Long-term bank deposits	200,000	—
Total assets	3,383,238	2,820,576
Total liabilities	423,764	1,042,844
Total shareholders’ equity	2,959,474	1,777,732
Adjusted financial information is presented to show the accounting impact of the termination of the JZJ voting rights agreement as if it had been taken place in the beginning of January 2008 or as of December 31, 2008, where applicable.